Amendment No. 1

Name of Issuer:
	Comtech Telecom

Type or Class of Security:
	Common

CUSIP Number:
	205826209

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

	Friess Associates LLC    83-0334121

2.  Check the Appropriate Box if a Member of a Group

	(a)
	(b)

3.  SEC Use Only


4.  Citizenship or Place of Organization

	115 E. Snow King
	Jackson, WY 83001

5.  Sole Voting Power

	1,118,827

6.  Shared Voting Power

	n/a

7.  Sole Dispositive Power

	1,118,827

8.  Shared Dispositive Power

	n/a

9.  Aggregate Amount Benefically Owned by Each Reporting Person

	1,118,827

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	n/a

11. Percent of Class Represented by amount in #9

	4.7

12. Type of Reporting Person

	I.A.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008


William F. D'Alonzo
CEO